SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Commission file number: 000-49707

BELLACASA PRODUCTIONS, INC.

(Exact Name of Registrant as Specified in its Corporate Charter)

Nevada	58-2412118

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1250 Virginia Drive, Suite 1000, Fort Washington, PA 19034

(Address of Principal Executive Offices) (Zip Code)

914 E. Lake Destiny Road, Altamonte Springs, FL 32714

(Former Address)

(267) 419-1237 (267) 419-1238 FAX

(Issuer's Telephone Number)

BELLACASA PRODUCTIONS, INC.
1250 Virginia Drive, Suite 1000
 Fort Washington, PA 19034

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY.

GENERAL

This Schedule 14F-1 Information Statement (the "Information Statement") is being mailed on or about January 26, 2005 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Bellacasa Productions, Inc., a Nevada corporation (the "Company"). You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company's Board of Directors (the "Board").

On January 26, 2005, the Company, pursuant to a Stock Purchase Agreement dated November 15, 2004, as amended by Addendum of January 26, 2005 (the "Agreement") acquired all of the issued and outstanding stock of Aquamer, Inc., a Delaware corporation ("Aquamer"), in exchange for 28,504,148 restricted shares of the Common Stock of Bellacasa Productions, Inc (the "Transaction") on the basis of one share of Bellacasa Common Stock for each share of Aquamer common stock.

Upon closing the Transaction, Steven Preiss, the President and Chairman of the Board of Aquamer was elected as a member of the Company's Board of Directors joining the existing members, Richard Gagne and Katherine Helmond. Mr. Gagne then resigned as President and, by unanimous consent of the Company's Board of Directors; Mr. Preiss was appointed President of the Company.  Furthermore, subject to mailing this report and waiting the ten (10) day period mandated under Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), Richard Gagne and Katherine Helmond have agreed to resign as directors and permit Kevin Davidson to be appointed to the Company's Board of Directors.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.
YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

On January 26, 2005 there were 36,716,215 shares of the Company's common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of January 26, 2005, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of the Company's outstanding common stock; and (iii) all directors and executive officers as a group.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class

Steven Preiss 1250 Virginia Drive, Suite 1000 Fort Washington, PA 19034	6,200,000	16.9%

Richard L. Gagne 914 E Lake Destiny Road Altamonte Springs, FL 32714	85,000	0.2

Katherine Helmond 2035 Davies Way Los Angeles, CA 90046	100,000	0.3

Maria DeVito 116 Bridges Lane North Andover, MA 01845	6,200,000	16.9

Frank LaLoggia 5509 Porcher Drive Myrtle Beach, SC 29577	4,710,010	12.8

Officers and directors (-3- persons) as a group	6,385,000	17.4%

Changes in Control

Aquamer had 27 shareholders who acquired their shares at various times since Aquamer was incorporated in 1999. At the closing of the Transaction, they exchanged all of their stock in Aquamer for 28,504,148 shares of the Company's restricted common stock, resulting in the increase of the Company's issued and outstanding Common Stock from 8,212,067 to 36,716,215.  Other than the appointment of Mr. Preiss, as Director and President, replacing Mr. Gagne, and the proposed appointment of Mr. Davidson, as Director and the proposed resignations of Mr. Gagne and Ms. Helmond as Directors, there are no other changes planned at this time. The following table sets forth the number of the Company's shares beneficially owned by each person who owns beneficially more than 5% of the Company's common stock, as well as the ownership of such shares by the proposed director of the Company and the shares beneficially owned by the new and proposed directors as a group.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class

Steven Preiss 1250 Virginia Drive, Suite 1000 Fort Washington, PA 19034	6,200,000	16.9%

Kevin Davidson (1)(2) 16771 Ironwood Circle Lakeville, MN 55044	-0-	0

Maria DeVito 116 Bridges Lane North Andover, MA 01845	6,200,000	16.9

Frank LaLoggia 5509 Porcher Drive Myrtle Beach, SC 29577	4,710,000	12.3

All directors as a group (-2- persons) (2)	6,200,000	16.9%

(1) Mr. Davidson is not expected to become a director until 10 days after the mailing of this Information Statement to the Company's shareholders.

(2) Assumes the resignation in 10 days of Richard Gagne and Katherine Helmond, as directors and the appointment of Mr. Davidson as a director.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming directors and executive officers of the Company, and the principal offices and positions with the Company held by each person. Mr. Davidson will become a director of the Company effective 10 days after the mailing of this report to the Company's shareholders. The Board elects the executive officers of the Company annually. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. There are no family relationships among any of the directors and officers.

Name	Age	Position
Steven Preiss	49	President and Acting Chief Financial Officer and Director
Kevin Davidson	44	Director

Steve Preiss joined the Company's Board of Directors and was named President and Acting Chief Financial Officer, upon its acquisition of Aquamer, on January 25, 2005. He is a Founder and has been a Director of Aquamer, Inc. since its incorporation in 1999 and is presently Chairman of Aquamer's Board of Directors. Mr. Preiss has also served as President/CEO of Aquamer.  Mr. Preiss, with more than 20 years experience in the field of regulatory/clinical affairs, in both the pharmaceutical and medical device industries, has been Vice President of Corporate Regulatory and Business Operations for Synteract, Inc., a clinical research organization, from 2001 to the present. He had previously been Vice President of Clinical and Regulatory Affairs for UroSurge, Inc., a medical device company, from 1997 to 2001. From 1995 to 1997, Mr. Preiss was President and Chief Executive Officer of CPROS, a device and pharmaceutical regulatory and clinical affairs consulting firm.  He has held senior positions at Bio-Pharm Clinical Services, a clinical research organization, and was Vice President of Clinical Programs and Data Management, at Ioptex Research, Inc., a medical device company and subsidiary of Smith & Nephew, Inc. He also held positions at the biotechnology company Vestar Inc. and Sterling Drug, Inc. Mr. Preiss holds a B.S. in chemistry from St. Lawrence University and has completed graduate work in computer science at Union College.

Kevin Davidson plans to join the Company's Board of Directors upon completion of the required ten (10) day waiting period. From 2003 to the present, he has been, Chief Financial Officer of a privately-held orthopedic device company.  During 2002, he was Senior Vice President, Corporate Finance, for Equity Securities, Inc., an investment banking firm.  From 1998-2002, Mr. Davidson was in Arthur Andersen's Healthcare Corporate Finance group, most recently as a Managing Director. He has served as Vice President, Finance at Dacomed Corporation, a manufacturer and distributor of urological devices. Following the sale of Dacomed, he became the CFO of MedVision, Inc., an early stage telemedicine company.  He has also held the position of Manager, Corporate Development at St. Jude Medical, Inc., a manufacturer and distributor of heart valves and related cardiovascular devices, and has been an independent consultant for Innocept GmbH, a German manufacturer of urological devices.  Mr. Davidson received his B.A. in Economics from Gustavus Adolphus College and an M.B.A. from the Colgate Darden Graduate School of Business Administration at the University of Virginia.

Board Committees and Meetings

The Company held five telephonic Board meetings between January 1, 2004 and January 25, 2004. All Board members were in attendance.

Due to the fact that there were only two directors of the Company, there were no Board Committees established. The new board will entertain the need for audit, and compensation committees. In this regard an independent person with the requisite financial accounting skills will be sought to become chairman of the Company's audit committee if and when it is established.

Certain Relationships and Related Transactions

Commencing in January 2000 through June 30, 2002, Frank LaLoggia advanced $166,052 to the Company.  The advances were non-interest bearing, unsecured and due on demand.  Also commencing October 1, 2000, the Company entered into an employment agreement with Mr. Frank LaLoggia. Terms of the agreement provided for an annual salary of $100,000. On July 17, 2002, Mr. LaLoggia resigned from his position as President and terminated the employment agreement. The Company accrued $179,000 associated with this agreement through July 17, 2002, the date of termination, of which $10,000 had been paid and $169,000 had been included in accrued officer's salary. On May 28, 2004, the Company transferred its interests in the screenplays "The Giant" and "Hands" to Mr. Frank LaLoggia in exchange for the waiver by him of all claims to accrued but unpaid salaries and all shareholder advances made by him to Bellacasa. The transaction resulted in the recording of a gain in the amount of $334,560, which represented the difference between the amount of the debt that was eliminated ($335,052) and the carrying value of the screenplays ($492). The transfer of the ownership of the screenplays took effect on May 28, 2004.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Mr. Gagne has advised the Company that he is in the process of filing his initial report of ownership. Mr. Gagne and Ms. Helmond anticipate reporting the receipt of shares as compensation (80,000 shares to Mr. Gagne for services as President and 50,000 shares to Ms. Helmond for services as Director), which were authorized by the Board of Directors of the Company on August 25, 2004 and reported on Form 8-K (Item 3.02), which was filed on November 17, 2004.

Compensation of Directors and Executive Officers

The Company currently does not pay any cash salaries to any directors. No officers or directors received any compensation during the past fiscal year other than the 80,000 shares of the Company's stock issued to Mr. Gagne and the 50,000 shares issued to Ms. Helmond.

Neither the Company nor its new wholly owned subsidiary, Aquamer, Inc. are parties to any employment or consulting agreements. There are no other arrangements, pension plans, incentive plans or deferred compensation plans currently available or proposed to be available to the Company's executive officers.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	January 26, 2005

Bellacasa Productions, Inc.

By:	/s/ Steven Preiss

Steven Preiss President